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SEC FILE NUMBER:	000-23224
CUSIP NUMBER:	39054K 10 8

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Great Lakes Aviation, Ltd.

(Full name of registrant)

(Former name if applicable)

1022 Airport Parkway

(Address of principal executive office (street and number))

Cheyenne, WY 82001

(City, state and zip code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The management of Great Lakes Aviation, Ltd. (the “Company”) has determined that the Company is unable to file within the prescribed time period, without unreasonable effort and expense, its Form 10-K Annual Report for the period ended December 31, 2010 because management needs additional time to accurately disclose the risks and circumstances pertaining to our debt instruments and our ability to refinance our debt.

The future of the Essential Air Service Program (“EAS’), the source of nearly half of the Company’s revenues for fiscal year 2010, fate is unknown, as there is current legislation in the U. S. Congress which may reduce or eliminate the funding levels of the EAS Program. This uncertainty surrounding the future of the EAS Program is currently impeding the Company’s ability to obtain financing on commercially reasonable terms. This legislation is actively changing; on March 31, 2011 the President signed the 18th short-term extension bill to continue the operations of the Federal Aviation Administration, including the EAS Program, through May 31, 2011. The Federal Government has also continued to maintain its operations and financial commitments through the use of short-term appropriation processes (Continuing Resolutions), the most recent of which is scheduled to expire on April 8, 2011.

If the Company is unsuccessful in obtaining replacement financing, the Company’s primary creditor and largest single shareholder, Raytheon Aircraft Credit Corporation (“RACC”) could declare a default on our debts, demand the return of leased aircraft upon 90-days notice and take possession of the aircraft securing our debt and lease obligations.

The Company has a one-time balloon payment of $32.7 million due on June 30, 2011 to RACC. The Company’s cash flows from operations are not sufficient to fund these debt obligations, and there is no assurance that the Company will be successful in obtaining replacement financing on commercially acceptable terms. This creates substantial doubt about the Company’s ability to continue operating as a going concern. Management has been informed by the Company’s independent registered public accountant that its report on the Company’s balance sheets as of December 31, 2010 and 2009, and the related statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010 will include an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern.

In addition, RACC has informed the Company that it may exercise its contractual rights to exercise its early termination provisions of the leases upon 90-days notice for any or all of the seven aircraft the Company leases from Raytheon on or about April 15, 2011, depending on the Company’s progress on refinancing the debt due June 30, 2011. RACC also has the right to accelerate the Company’s $7.2 million senior note to RACC if the debt due June 30, 2011 goes into default.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael O. Matthews	(307)	432-7000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            Great Lakes Aviation Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 1, 2011	Great Lakes Aviation, Ltd.

/s/ Michael O. Matthews
By: Michael O. Matthews

Its: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

6. Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).